Filed Pursuant to Rule 424(b)(3)

Registration File No. 333- 186872

Supplement No. 1

GLOBALSTAR, INC.

PROSPECTUS

Attached hereto and incorporated by reference herein is a Current Report on Form 8-K which we filed with the Securities and Exchange Commission on August 6, 2013. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated August 5, 2013 with respect to the sale of 39,500,000 shares of our voting common stock, par value $0.0001 per share (the “Common Stock”), by the selling stockholder set forth in the Prospectus, including any amendments or supplements thereto.

An investment in our Common Stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 4 of the Prospectus before purchasing any of the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 7, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 6, 2013 (July 31, 2013)

GLOBALSTAR, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-33117 (Commission File Number)	41-2116508 (IRS Employer Identification No.)

300 Holiday Square Blvd. Covington, LA	70433
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (985) 335-1500

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Credit Facility

On July 31, 2013, Globalstar, Inc. (the “Company” or “Globalstar”) entered into a Global Deed of Amendment and Restatement (the “GARA”) with Thermo Funding Company LLC (“Thermo”), Globalstar’s domestic subsidiaries (the “Subsidiary Guarantors”), a syndicate of bank lenders, including BNP Paribas, Societe Generale, Natixis, Credit Agricole Corporate and Investment Bank and Credit Industrial et Commercial as arrangers and BNP Paribas as the security agent and COFACE Agent, providing for the amendment and restatement of Globalstar’s existing $586.3 million senior secured credit facility (the “COFACE Facility’) dated as of June 5, 2009 (as previously amended, the “Existing Credit Agreement”) and certain related credit documents.

The GARA, when effective, will waive all of Globalstar’s existing defaults under the Existing Credit Agreement, extend the term of the facility by two and a half years (postponing an aggregate of $235.3 million in principal payments through 2019), and restructure the financial covenants.

The GARA provides that, upon the effective date of the transactions contemplated by the GARA (the “Effective Date”), the Existing Credit Agreement and certain related credit documents will be amended and restated in the forms attached to the GARA.

The GARA also provides that:

•	On the Effective Date, Globalstar will pay the lenders a restructuring fee plus an additional underwriting fee to COFACE in the aggregate amount of approximately $13.9 million, representing 40% of the total restructuring and underwriting fee, the balance of which will be paid no later than December 31, 2017. Globalstar is also required to pay all outstanding incurred transaction expenses for the lenders.

•	On the Effective Date, Globalstar may draw the remaining approximately $0.7 million not borrowed under the Existing Credit Agreement.

•	On the Effective Date, all amounts remaining under the Thermo Contingent Equity Account (approximately $1.1 million) and approximately $0.2 million in the Debt Service Reserve Account will be paid to the Company’s Launch Services Provider for the account of Globalstar.

•	Thermo confirms its obligations under the Equity Commitment, Restructuring Support and Consent Agreement dated as May 20, 2013 (the “Consent Agreement”), as a condition to the issuance of any subsidiary guarantees under the terms of the Company’s 8% Convertible Senior Notes due April 1, 2028, to make, or arrange for third parties to make, cash contributions to the Company in exchange for equity, subordinated convertible or other equity-linked securities, $20 million on or prior to December 26, 2013, and an additional amount of up to $20 million on or prior to December 31, 2014.

•	On the Effective Date, the lenders will waive all existing defaults or events of default under the Existing Credit Agreement.

In addition to delivery of standard items, effectiveness of the GARA is conditioned upon the following occurring by August 9, 2013 (or such later date as the parties may agree):

•	No material adverse change in Globalstar since May 10, 2013.

•	The lenders’ receipt of evidence that Thermo has invested $45 million in Globalstar since May 20, 2013 as contemplated by the Consent Agreement. Thermo has invested this amount as required through investments in May, June and July.

•	The lenders’ receipt of evidence that the Debt Service Reserve Account is fully funded.

•	The absence of any undisclosed litigation against Globalstar and its subsidiaries.

•	The lenders’ receipt of evidence of the restructuring of Globalstar’s obligations to certain of its vendors.

•	Thermo’s entering into an amended and restated subordination agreement with respect to the Loan Agreement dated as of June 25, 2009 (the “Thermo Loan Agreement”) which prohibits any payment of principal or interest to Thermo while the COFACE Facility is outstanding. Previously, Thermo was permitted to receive first payments from excess cash flow generated by Globalstar.

The amended and restated Credit Facility (the “Amended Credit Facility”) makes the following material changes to the terms of the Existing Credit Facility:

•	The initial principal payment date, formerly June 30, 2013, has been postponed to December 31, 2014, and extending the final maturity date from June 30, 2020 to December 31, 2022.

•	The remaining principal payments, with the final payment due December 31, 2022, have also been restructured, resulting in an aggregate postponement of $235.3 million in principal payments through 2019.

•	The annual interest rate will increase by 0.5% at the Effective Date to LIBOR plus 2.75% and, beginning on June 1, 2017, by an additional 0.5% each year to a maximum rate of LIBOR plus 5.75%.

•	Expanding mandatory prepayments in specified circumstances and amounts, including if the Company generates excess cash flow, monetizes its spectrum rights, receives the proceeds of certain assets dispositions or receives more than $145 million from the sale of additional debt or equity securities (excluding the Thermo commitments described above and up to $19.5 million under the Company’s equity line with Terrapin Opportunity Fund, L.P.).

•	Modifying the financial covenants, including changing the amount of permitted capital expenditures, reducing the required minimum liquidity amount from $5 million to $4 million, restructuring the other existing financial covenants to correspond to the Company’s revised business plan reflecting the delays in delivery of the Company’s second-generation satellites, and adding a new covenant with respect to the Company’s interest coverage ratio.

•	Amending the definition of Change of Control to require a mandatory prepayment of the entire facility if James Monroe III and certain of his affiliates own less than 51% of the Company’s common voting stock.

•	Fixing the required balance of the Debt Service Reserve Account at the current amount of approximately $37.9 million for the length of the facility.

•	Requiring that any new subordinated indebtedness of the Company not mature or pay cash interest prior to the final maturity date of the COFACE Facility.

•	Prohibiting the Company, while the COFACE Facility is outstanding, from paying any cash dividends or repaying any principal or interest with respect to its indebtedness to Thermo under the Thermo Loan Agreement.

•	Prohibiting the Company from amending its material agreements without the lenders’ prior consent.

•	Adding an event of default if any litigation against the Company results in a final judgment that imposes a material liability that was not anticipated by the Company’s business plan.

In connection with Thermo’s agreement to enter into the amended and restated subordination agreement described above and to reaffirm its obligation to make or arrange the capital contribution, Thermo and Globalstar agreed to amend and restate the Loan Agreement dated as June 25, 2009. Pursuant to that agreement, Thermo had provided $37.5 million in credit to Globalstar. The debt bore interest at 12% per annum, which was deferred and capitalized until payment was permitted under the Facility Agreement and was subordinated to all of Globalstar’s obligations under the Facility Agreement. As of July 31, 2013, the amount of the indebtedness, including capitalized interest, was approximately $57.4 million.

The Amended and Restated Loan Agreement made the following changes:

•	Provided that the indebtedness would be represented by a promissory note.

•	Provided that if a Fundamental Change (as defined in the Fourth Supplemental Indenture with respect to the 8% Notes issued in May 2013 (the “New 8% Notes”)) occurs prior to the repayment of the indebtedness, the Company would pay Thermo an amount equal to the Fundamental Make-Whole Amount (as defined in that indenture).

•	Provided that the indebtedness will be convertible into common stock of Globalstar on substantially the same terms as the New 8% Notes.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 2.03 by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBALSTAR, INC.

/s/ L. Barbee Ponder IV
L. Barbee Ponder IV
Vice President and
General Counsel

Date: August 6, 2013